RECEIVED

2007 OCT 16 A 10:06

OFFICE OF INTERNATIONAL CORPORATE FINANCE

File Number: 82.2994

26 September 2007

07027170

Coca-Cola

Coca-Cola Amatil

Coca-Cola Amatil Limited
ABN 26 004 139 397
71 Circular Quay East
GPO Box 145
Sydney NSW 2000
Telephone: (612) 9259 6130
Facsimile: (612) 9259 6233
Web: www.ccamatil.com

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

SUPPL

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully

G. T. FORSTER
COMPANY SECRETARY

PROCESSED
OCT 19 2007
THOMSON
FINANCIAL

dw 10/16

COCA-COLA AMATIL

GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (61 2) 9259 6666
Facsimile: (61 2) 9259 6233

Company Announcements Office
Australian Stock Exchange Limited

COCA-COLA AMATIL IN DISCUSSIONS TO ACQUIRE GOLDEN CIRCLE LIMITED

Sydney, 26 September 2007: Following recent enquiries, Coca-Cola Amatil Limited ("CCA") today advises that it is in discussions with Golden Circle Limited ("GCL") in relation to the potential acquisition of GCL.

CCA has made a conditional offer to acquire 100% of the issued shares in GCL subject to a number of conditions including the successful receipt of all necessary regulatory approvals, including the Australian Competition and Consumer Commission ("ACCC"), and obtaining the unanimous support of all of the Directors of GCL.

While negotiations are continuing, no agreement has been reached between the parties and there is no certainty that the offer made by CCA will be accepted.

For further information, please contact:

Media
Sally Loane
Ph: +61 2 9259 6797
Sally.Loane@anz.ccamatil.com

Analysts
Paul Irving
Ph: +61 2 9259 6185
paul.irving@anz.ccamatil.com

END

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA